August 25, 2005



Mr. David A. Dyck
Chief Financial Officer
Western Oil Sands Inc.
Ernst & Young Tower, Suite 2400
440 Second Avenue S.W.
Calgary, Alberta, Canada T2P 5E9


	Re:	Western Oil Sands
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Response Letter Dated August 8, 2005
		File No. 333-90736


Dear Mr. Dyck:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Statements of Operations and Retained Earnings
(Deficit), page 3

1. We have read your response to prior comment three wherein you indicate that you separate feedstocks and transportation costs incurred from revenues earned because you believe that your shareholders are interested in the revenues being generated by your bitumen reserves. You also indicate that you do not consider feedstocks and transportation to be operating since these types of costs are "incurred to either mine or upgrade the bitumen into a saleable product." Please provide an analysis that explains how you have considered the guidance in EIC 123 - Reporting Revenue Gross as a Principal versus Net as an Agent.

2. We have reviewed your response to prior comment number four and are unable to agree with your conclusion. As previously noted, the
Illustrative example in CICA 1540 presents a subtotal that does not include net income or loss, and only includes "items not effecting cash." Accordingly, we reissue our prior comment in its entirety.

We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian
GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. David A. Dyck
Western Oil Sands Inc.
August 25, 2005
Page 1




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